MARTIN LIPTON

HERBERT M. WACHTELL

THEODORE N. MIRVIS

EDWARD D. HERLIHY

DANIEL A. NEFF

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DAVID B. ANDERS

ANDREA K. WAHLQUIST

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NELSON O. FITTS

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DAVID E. SHAPIRO

51 WEST 52ND STREET NEW YORK, N.Y. 10019-6150 TELEPHONE: (212) 403 -1000 FACSIMILE: (212) 403 -2000

DAMIAN G. DIDDEN

IAN BOCZKO

MATTHEW M. GUEST

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DAVID K. LAM

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CHRISTINA C. MA

GEORGE A. KATZ (1965-1989) JAMES H. FOGELSON (1967-1991) LEONARD M. ROSEN (1965-2014) OF COUNSEL

MICHAEL H. BYOWITZ

KENNETH B. FORREST

SELWYN B. GOLDBERG

PETER C. HEIN

MEYER G. KOPLOW

JOSEPH D. LARSON

LAWRENCE S. MAKOW

DOUGLAS K. MAYER

PHILIP MINDLIN

DAVID S. NEILL

HAROLD S. NOVIKOFF

LAWRENCE B. PEDOWITZ

ERIC S. ROBINSON

PATRICIA A. ROBINSON*

ERIC M. ROTH

PAUL K. ROWE

DAVID A. SCHWARTZ

MICHAEL J. SEGAL

ELLIOTT V. STEIN

WARREN R. STERN

LEO E. STRINE, JR.**

PAUL VIZCARRONDO, JR.

PATRICIA A. VLAHAKIS

AMY R. WOLF

* ADMITTED IN THE DISTRICT OF COLUMBIA ** ADMITTED IN DELAWARE COUNSEL
DAVID M. ADLERSTEIN SUMITA AHUJA AMANDA K. ALLEXON LOUIS J. BARASH FRANCO CASTELLI ANDREW J.H. CHEUNG PAMELA EHRENKRANZ KATHRYN GETTLES-ATWA	ADAM M. GOGOLAK NANCY B. GREENBAUM MARK A. KOENIG J. AUSTIN LYONS ALICIA C. McCARTHY NEIL M. SNYDER S. CHRISTOPHER SZCZERBAN JEFFREY A. WATIKER

September 3, 2021

Via EDGAR

Jason Drory

Ada D. Sarmento

Division of Corporation Finance

Office of Life Sciences

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Berra Newco, Inc.

Draft Registration Statement on Form 10

Confidentially Submitted July 15, 2021

CIK No. 0001872789

Dear Mr. Drory and Ms. Sarmento:

Jason Drory/Ada D. Sarmento

September 3, 2021

On behalf of our client, Berra Newco, Inc. (the “Company”), set forth below is the response of the Company to the comments of the Staff of the Division of Corporation Finance (the “Staff”) that were set forth in your letter dated August 12, 2021, regarding the Company’s draft registration statement on Form 10 (the “Draft Registration Statement”) confidentially submitted to the U.S. Securities and Exchange Commission on July 15, 2021. In connection with this letter responding to the Staff’s comments, the Company is confidentially submitting Amendment No. 1 to the Draft Registration Statement (“Amendment No. 1”). In addition to confidentially submitting this letter by EDGAR, we are separately furnishing to the Staff a copy of Amendment No. 1 marked to show the changes made to the originally submitted Draft Registration Statement.

For your convenience, the Staff’s comments are set forth in bold, followed by the response on behalf of the Company. All page references in the responses set forth below refer to pages of Amendment No. 1.

Industry Information, page ii

1.

Your statement that you have not independently verified data from industry analyses and cannot guarantee their accuracy or completeness may imply an inappropriate disclaimer of responsibility with respect to third-party information included in your registration statement. Please either delete this statement or specifically state that you are liable for such information.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page ii of Amendment No. 1 to delete the statement.

Our Company, page 8

2.

Please revise to disclose the status of the development of your insulin patch pump. Please also discuss the regulatory approval process for the insulin pump patch in the Regulatory Matters section on page 71.

Response: In response to the Staff’s comment, the Company has revised the disclosures on pages 9, 10, 22, 60, 61 and 71 of Amendment No. 1.

Summary Historical and Unaudited Pro Forma Financial Information Combined Statement of Income, page 17

3.	Please revise to provide the pro forma earnings per share information within your Pro Forma Year Ended September 30, 2021 column when available.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 17 of Amendment No. 1 to indicate that it will provide pro forma earnings per share information when available.

Jason Drory/Ada D. Sarmento

September 3, 2021

Newco’s amended and restated certificate of incorporation will designate the state courts within the State of Delaware, page 37

4.	Please revise this risk factor to disclose that there is also a risk that your exclusive forum provision may result in increased costs for investors to bring a claim.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 37 of Amendment No. 1.

Intellectual Property, page 70

5.

With respect to your material patents, please disclose how many patents or patent applications relate to the specific products, product groups and technologies discussed in this section, whether they are owned or licensed, the type of patent protection you have, the expiration dates, the applicable jurisdictions and whether there are any contested proceedings or third-party claims.

Response: The Company supplementally advises the Staff that it does not believe that any patent or patent application is material to its business. The Company’s pen needle and syringe products contain features, such as those related to safety, comfort and ease of use, that are protected by a portfolio of utility and design patents, but the Company does not view any of these patents as material to the business. In addition, the Company is not aware of any pending third-party claims or challenges that would be expected to materially affect the patent protection of these products or technologies. The Company has revised the disclosure on page 70 of Amendment No. 1 to include such information.

6.

We note your disclosure here that you “access technologies through a combination of license and supply arrangements.” With respect to each material license agreement and supply arrangement, where appropriate, please revise to disclose the nature and scope of intellectual property transferred if the agreement involves a license, each parties’ rights and obligations, the duration of the agreement, the royalty term, the termination provisions, and the following payment provisions:

•	Up-front or execution payments received or paid;

•	Aggregate amounts paid or received to date under the agreement;

•	Aggregate future potential milestone payments to be paid or received;

•	Royalty rates or a royalty range;

•	Profit or revenue-sharing provisions; and

•	Minimum purchase requirements if the agreement involves manufacturing.

Please also file these agreements as exhibits or tell us why you believe that you are not required to file them. Refer to Item 601(b)(10) of Regulation S-K.

Jason Drory/Ada D. Sarmento

September 3, 2021

Response: The Company supplementally advises the Staff that it believes that its only material intellectual property license agreements after the separation will be with Becton, Dickinson and Company (“BD”), and will be contained in an Intellectual Property Matters Agreement, a form of which will be filed as Exhibit 10.12 to the registration statement on Form 10 and a description of which is contained on page 100 of Amendment No. 1. The Company has revised the disclosure on page 70 of Amendment No. 1 to include such information.

Management’s Discussion and Analysis of Financial Condition and Results of Operation Results of Operations, page 77

7.	To the extent possible, revise your results of operations to separately disclose the estimated impact of each of the factors you cited for the changes in your revenues and expenses.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 78-79 of Amendment No. 1.

Description of Newco Capital Stock, page 106

8.

We note that you refer shareholders to, in part, the applicable provisions of Delaware law. It is not appropriate to qualify your disclosure by reference to information that is not included in the filing or filed as an exhibit. Please revise accordingly.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 106 of Amendment No. 1 to delete the reference to the applicable provisions of Delaware law.

Index to Combined Financial Statements, page F-1

9.

Revise Note 1 to disclose the date Berra Newco, Inc. was incorporated. If true, revise Note 1 to confirm that Berra Newco, Inc. has no assets, liabilities, operations, or commitments and contingencies during the periods presented here and until the date of the transfer of the diabetes care business to Berra Newco, Inc. Otherwise, please revise to include the audited financial statements of Berra Newco, Inc.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page F-7 of Amendment No. 1.

2. Summary of Significant Accounting Policies Inventories, page F-9

Jason Drory/Ada D. Sarmento

September 3, 2021

10.

Your disclosure states that inventory is stated at the lower of approximate cost determined on the first-in, first-out basis or market. Please revise to clarify, if true, that your inventory is measured at the lower of cost or net realizable value consistent with ASC 330-10-35-1B.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page F-9 of Amendment No. 1.

Notes to Combined Financial Statements 7. Revenues, page F-14

11.

Revise to separately quantify your rebates, sales discounts, and sales returns. To the extent you believe such deductions are not material for disclosure, provide us with amounts for the periods presented as part of your response. To the extent you experience significant out of period adjustments to any of these deductions, revise to provide a rollforward which separately quantifies such adjustments.

Response: The Company supplementally advises the Staff that sales discounts during the years ended September 30, 2020 and 2019 were approximately $25 million and $23 million, respectively, and sales returns for each fiscal year represented approximately $5 million. The Company has concluded that these amounts are not material to its results of operations or financial condition and, as such, believes separate quantitative disclosure of such sales discounts and sales returns would not be meaningful. In addition, there were no significant out-of-period adjustments related to any of these deductions during the years ended September 30, 2020 and 2019.

In response to the Staff’s comment, the Company has revised the disclosure on page F-15 of Amendment No. 1 to include the reduction of gross revenues attributable to rebates for the years ended September 30, 2020 and 2019.

*    *     *    *    *    *

Jason Drory/Ada D. Sarmento

September 3, 2021

If you have any questions concerning the Registration Statement or require any additional information in connection with the confidential submission, please do not hesitate to contact the undersigned at (212) 403-1394 or DKLam@wlrk.com or my colleague Stanley E. Richards at (212) 403-1104 or SERichards@wlrk.com.

Sincerely yours,

/s/ David K. Lam

David K. Lam

cc:	Sam Khichi, Becton, Dickinson and Company

Gary DeFazio, Becton, Dickinson and Company

Stanley E. Richards, Wachtell, Lipton, Rosen & Katz